                                                                      EXHIBIT 21

                 IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
                      COUNTY DEPARTMENT, CHANCERY DIVISION


DAVID STEINBERG and                )
CHAILE STEINBERG,                  )
                                   )
              Plaintiffs,          )
                                   )
     vs.                           )  No.
                                   )
SAFETY KLEEN CORP., PAUL SCHRAGE,  )
DONALD BRINCKMAN, RICHARD T.       )
FARMER, MARCIA WILLIAMS, GORDON    )
WOOD, RUSSELL GWILLIM, EDGAR       )
JANNOTTA and KARL OTZEN,           )
                                   )
              Defendants.          )


                             CLASS ACTION COMPLAINT

     Plaintiffs, by their attorneys, alleges upon information and belief, except as to paragraph 1 which plaintiffs allege upon knowledge, as follows:

     1. Plaintiffs are and have been for more than five years shareholders of defendant Safety Kleen Corp. ("Safety Kleen" or the "Company").

     2. Safety Kleen is a corporation duly organized and existing under the laws of the state of Wisconsin, with its principal offices located at 1000 North Randall Road, Elgin, Illinois. Safety Kleen cleans and maintains equipment and parts for auto service stations and other industries, supplies materials and services to the automotive paint and body repair market, and reclaims waste solvents for large industrial users and dry cleaners. Safety Kleen conducts business in this County. As of September 6, 1997, the Company had more than 58 million shares of common stock outstanding which trade on the New York Stock Exchange.

     3. Paul Schrage, Donald Brinckman, Richard T. Farmer, Marcia Williams, Gordon Wood, Russell Gwillim, Edgar Jannotta and Karl Otzen are directors of the Company and are referred to herein as the "Individual Defendants."

     4. As officers and/or directors of Safety Kleen, the Individual Defendants have a fiduciary relationship and responsibility to plaintiff and the other minority shareholders of Safety Kleen and owe to plaintiff and the other class members the highest obligations of good faith, loyalty, fair dealing, due care and candor.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

     5. Plaintiffs bring this action on their own behalf and as a class action pursuant to Illinois Code of Civil Procedure, Section 2-801, et seq. on behalf of all common shareholders of Safety Kleen, or their successors in interest, who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are the defendants and their affiliates.

     6. This action is properly maintainable as a class action because:

          a. The Class is so numerous and geographically dispersed so that joinder of all members is impracticable. The identify of each member of the Class is not currently known to plaintiffs but is within the knowledge of Safety Kleen or its transfer agent and is, therefore, readily ascertainable;

          b. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class members, including: whether defendants have engaged or are continuing to act in a manner calculated to harm Safety

Kleen's minority shareholder; and whether plaintiffs and the other Class members would be irreparably damaged if the defendants are not enjoined in the manner described below;

          c. Plaintiffs are committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs' claims are not antagonistic to the claims of the other members of the Class. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protects the interests of the Class; and

          d. Plaintiffs do not anticipate difficulty in the management of this litigation.

     7. A class action is an appropriate method for the fair and efficient adjudication of this controversy.

                                CLAIM FOR RELIEF
                                ----------------

     8. In late 1996 and early 1997, Safety Kleen's earnings were stagnant and repeatedly failed to meet analysts' expectations.

     9. On July 10, 1997 Safety Kleen issued a press release announcing its fiscal second quarter results. In that press release, Safety Kleen reported that its second quarter net income was $13.3 million, down 2% from $13.6 million, in the year-earlier period. For the first six weeks of fiscal 1997 Safety Kleen said earnings fell approximately 6%, to $25.2 million, or 43 cents per share, from $26.7 million, or 46 cents per share, in the first half of 1996.

     10. In a press release, dated August 8, 1997, Safety Kleen announced that its President and Chief Executive Officer, John Johnson, resigned effective immediately.

Commenting on Johnson's sudden resignation, Safety Kleen spokesman Paul Wyche said "there were a number of factors involved . . . .  The board took a look at historical performance and looked at performance today and were quite concerned
about shareholder value.   In the press release, Safety Kleen also announced
that it was exploring "strategic options" and had retained William Blair & Co. to explore those options.

     11. Maureen Fisk, a Safety Kleen spokesperson, said that Safety Kleen's board was not satisfied with the speed of recent efforts to boost profits. She also said that Safety Kleen "had plans for new business and goals we haven't met" and called Johnson's resignation "a mutual decision."

     12. These announcements were a strong indication that Safety Kleen now was poised for improved financial performance and made it a likely acquisition candidate. Immediately the market reacted favorably to the improved financial results and to the possibility that a bidder for Safety Kleen would emerge.

     13. The day of the announcement, Safety Kleen's shares increased $1.75, or 9.8%, on approximately five times its average daily volume.

     14. On August 11, 1997, an article in The Wall Street Journal quoted a Safety Kleen spokesman as saying that Mr. Johnson's departure was a "mutual decision" and "new leadership . . . was necessary to accelerate growth plans."

     15. On August 13, 1997, Standard & Poor's Credit Wire announced that it had revised the outlook on Safety Kleen to "developing" from "positive" following Safety Kleen's August 8, 1997 press release. The August 13, 1997 announcement stated that the:

     ratings on Safety Kleen reflect its leading positions in several niches of the environmental services industry and prudent financial management . . . Business prospects are enhanced by a growth strategy focused on expanding existing operations, introducing related services, and entering new markets through acquisition that would utilize the company's infrastructure. Indeed, performance has upward potential, benefiting from broadening of the customer base, leveraging the company's assets, and selective price increases. In addition, funds flow coverage of debt of about 55% and debt to capital of low 40% are somewhat strong for the rating, providing an added measure of flexibility for growth or rewarding shareholders.

     16. During August and September, 1997, Safety Kleen's stock price consistently increased in response to the Company's improving financial condition and the possibility of an offer being made for Safety Kleen. By September 25, 1997, Safety Kleen stock closed at $23.8125 per share.

     17. On September 29, 1997, in a press release carried by the PR Newswire, Safety Kleen announced results for its third quarter ended September 6, 1997. In the press release, Safety Kleen reported that its revenue for the quarter was $230 million, an increase of 8% compared with the similar period in 1996. It also reported that Safety Kleen's net earnings rose to $15.1 million, an increase of 8% over the $14 million reported in the third quarter of 1996. On a per share basis, earnings were $0.26 compared with $0.24 in the same quarter one year ago.

     18. On October 31, 1997, Safety Kleen announced that it had acquired a majority stake in 3E Company. Commenting on the acquisition, defendant Brinckman said, "By combining Safety-Kleen's collection and recycling resources with 3E's electronic data network and outstanding people, we are providing one-stop convenience and value-added solutions for the hundreds of thousands of businesses we serve."

     19. On November 1, 1397, the Dow Jones News Service reported that Philip Services and Laidlaw Environmental Services were among the bidders for Safety Kleen.

     20. As made clear in a letter, dated November 3, 1997 from Laidlaw Environmental Services, Inc. ("Laidlaw") to Safety Kleen, since Safety Kleen's "August 8th announcement that [Safety Kleen] would explore strategic alternatives to enhance shareholder value, [Laidlaw has] sought unsuccessfully, directly through phone calls to [Donald Brinckman, Safety Kleen's Chairman and Chief Executive officer] and indirectly through [Safety Kleen's] advisors, to meet with [Safety Kleen] to pursue the combination of [the two] companies." In that letter, James Bullock, the Chairman of Laidlaw, said:

     Six weeks ago, at the request of your financial advisor, we submitted a preliminary merger proposal to which you have yet to respond. Needless to say, we are frustrated by your continuing unwillingness to engage in constructive dialogue.

     As you are aware, your advisors have insisted that we sign an agreement that would permit us to propose strategic alternatives that maximize value for your shareholders only if you "shall have requested in writing in advance the submission of such proposal". We have made clear on numerous occasions our willingness to sign a confidentiality agreement that protects nonpublic information you choose to share with us. In light of our experience to date, however, we will not sign any agreement that does not ensure that your shareholders have the opportunity to consider our offer and to maximize the value of their stock.

     In response to your continuing unwillingness to meet or commence discussions with us in a meaningful way, our board of Directors today authorized and directed senior management of Laidlaw Environmental Services, Inc. to pursue the acquisition of Safety-Kleen Corp. We have executed commitment letters with the Toronto-Dominion Bank to provide all the necessary financing for this acquisition. We have engaged Bear Stearns & Co. Inc. and Raymond James and Associates Inc. to serve as our financial advisors and Katten Muchin and Zavis to serve as our legal counsel.

     Our offer for each share of Safety-Kleen Corp. is a combination of $14.00 in cash and 2.4 common shares of Laidlaw Environmental Services, Inc. stock. This represents approximately an 18.2% premium to Safety Kleen's closing price on Friday and a 46% premium to Safety-Kleen's trading price prior to your August 8th announcement. Please note that our offer is not subject to due diligence or a financing contingency. We have fully committed financing sufficient to complete the combination. We believe our offer represents a full and fair price based on the publicly available information we have reviewed. However, should you be willing to meet with us, we are prepared to consider any additional information you may wish to provide that demonstrates that a higher valuation is warranted. We continue to prefer a negotiated transaction.

     Together our companies can create greater shareholder value than can either of us alone. We estimate annual cost savings and synergies will exceed $100 million. We believe the stock market will embrace this transaction and will reward the combined company with enhanced stock performance. Our offer ensures your shareholders participate in this exciting future.

     We believe it is in the best interests of our companies to proceed immediately to negotiate a definitive agreement, containing customary public company terms and conditions, and to consummate a transaction by year-end. Given the importance we place on this combination, we are prepared to commit the resources necessary to see its timely completion. We and our advisors would be pleased to meet you and your advisors in Chicago either later today or tomorrow to complete the necessary papers.

     In recognition of the strategic nature and compelling financial benefits of our proposed combination to your shareholders and our willingness to consider modifications to our offer as warranted, we expect you not to enter into any binding merger or similar agreement with any other party without first exploring with us the full merits of combining our two companies.

     Our Board of Directors unanimously supports this merger. We trust you and the other members of Safety-Kleen's shareholders and will agree to meet with us promptly to achieve a mutually beneficial transaction. We look forward to hearing from you later today.

     21. This letter reveals that Safety Kleen's board has refused to negotiate with Laidlaw, failed to maximize shareholder value, and has attempted to place unwarranted and improper restrictions on the bidding process for Safety Kleen.

     22. On November 3, 1997, Safety Kleen common stock closed at $21.94 per share.

     23. On November 4, 1997, Safety Kleen issued a press release confirming that it had received an offer to be acquired by Laidlaw for $14 in cash and 2.4 Laidlaw common shares for each share of Safety Kleen. Laidlaw's common stock closed at $5 per share on November 4, 1997, making its offer for Safety Kleen worth approximately $26 per share, representing a significant premium to Safety Kleen's closing price before the offer was announced and a 46% premium to Safety Kleen's trading price before the Company's August 8th announcement that it was exploring strategic alternatives.

     24. Safety Kleen's response to the offer represents the continuation of an improper and unlawful course of conduct commenced by the management of Safety Kleen to favor their own interests over the interests of the public stockholders who own the large majority part of the shares of the Company. These acts of Safety Kleen management compel the conclusion that their primary interest is to protect their positions and perquisites, and that the Director Defendants have in the past and will continue to reject and oppose even bona fide and fair offers and negotiations to acquire Safety Kleen.

     25. By failing to discuss acquisition proposals with legitimate potential acquirers, such as Laidlaw, the Defendants Directors have not acted in the best interests of Safety Kleen stockholders.

     26. It is the Defendant Directors' fiduciary obligation to take any steps necessary to maximize stockholder value, including, but not limited to cooperating with any person or entity, such as Laidlaw, having a bona fide interest in proposing any transaction which would maximize stockholder value, including but not limited to a buyout or takeover of the Company.

     27. In refusing to give fair consideration to Laidlaw's interest in acquiring Safety Kleen, defendants have violated their fiduciary duties owed to the public stockholders of Safety Kleen and instead, have acted to put their own personal interests ahead of the interests of the rest of Safety Kleen's public stockholders. They have used and are using their control positions as officers and directors of Safety Kleen for the purpose of entrenching themselves in their offices, to the detriment of plaintiffs and the other members of the Class.

     28. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

          a. Undertake an appropriate evaluation of Safety Kleen's worth as an acquisition candidate;

          b. Act independently so that the interests of Safety Kleen's minority shareholders will be protected;

          c. Take all appropriate steps to enhance Safety Kleen's value and attractiveness as a merger/acquisition candidate;

          d. Take all appropriate steps to effectively expose Safety Kleen to the marketplace in an effort to create an active auction for Safety Kleen, including but not limited to engaging in serious negotiations with Laidlaw or its representatives; and

          e. Adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize shareholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Safety Kleen's minority shareholders.

     29. As a result of defendants' failure to take such steps to date, plaintiffs and the Class have been and will be damaged in that they have not and will not receive their proportionate share of the value of the Company's assets and business, and have been and will be prevented from obtaining a fair price for their common stock.

     30. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the members of the Class, all to the irreparable harm of the members of the Class.

     31.  Plaintiffs and the Class have no adequate remedy at law.

     WHEREFORE, plaintiffs pray for judgment and relief as follows:

     A. Ordering that this action may be maintained as a class action and certifying plaintiffs as the Class representatives;

     B. Ordering defendants to carry out their fiduciary and other duties to plaintiffs and the Class including but not limited to announcing their intention to:

          (1) cooperate fully with any person or entity having a bona fide interest in proposing any transaction which would maximize stockholder value, including but not limited to a buyout or takeover of the Company; and

          (2) undertake an appropriate evaluation of Safety Kleen's worth as a merger/acquisition candidate.

     C. Entering an order requiring defendants to take the steps set forth hereinabove;

     D. Awarding costs and disbursements, including plaintiffs' counsel's fees and experts' fees; and

     E. Granting such other and further relief as to the Court may seem just and proper.

Dated:  December 5, 1997

                               DAVID STEINBERG and CHAILE STEINBERG


                               By:  __________________________________
                                     MARVIN A. MILLER
                                     MILLER FAUCHER CHERTOW
                                        CAFFERTY and CHERTOW
                                     30 N. LaSalle St.
                                     Suite 3200
                                     Chicago, IL 60602
                                     (312) 782-4880

                                     Michael D. Craig
                                     SCHIFFRIN & CRAIG, LTD.
                                     750 W. Lake-Cook Road
                                     Suite 190
                                     Buffalo Grove, Illinois 60089
                                     (847) 419-7700

                               Counsel for Plaintiff

OF COUNSEL:

ABBEY, GARDY & SQUITIERI, LLP
Mark C. Gardy
Stephen J. Fearon, Jr.
212 East 39th Street
New York, New York 10016
(212) 889-3700

LAW OFFICES OF CURTIS V. TRINKO
Curtis V. Trinko
310 Madison Avenue, 14th Floor
New York, New York 10017
(212) 490-9550